UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  July 03 2007


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TREASURY STOCK

STATUS RE NOVO NORDISK'S HOLDING OF ITS OWN SHARES (30 JUNE 2007)

In continuation of the company's announcement dated 31 January 2007 concerning a planned share repurchase programme, and pursuant to Section 204.25 of the New York Stock Exchange Listed Company Manual, this is to report that Novo Nordisk A/S (NYSE: NVO) and its wholly-owned affiliates on 30 June 2007 owned 5,514,614 of its own B shares of DKK 2, corresponding to a total nominal value of DKK 11,029,228 or 1.70% of the total share capital. Hereof the wholly-owned affiliates owned 99,000 B shares of DKK 2, corresponding to a total nominal value of DKK 198,000 or 0.03% of the total share capital.


In the second quarter of 2007 138,000 B shares were repurchased by Novo Nordisk A/S, and 306,695 B shares were disposed of to employees who exercised options granted by Novo Nordisk. In addition 13,480,000 own B shares were cancelled on 19 June 2007.


Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 25,300 full-time employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


For further information please contact:

                             Investors:

Media:

Outside North America:       Outside North America:

Elin K Hansen                Mads Veggerby Lausten

Tel: (+45) 4442 3450         Tel: (+45) 4443 7919
ekh@novonordisk.com          mlau@novonordisk.com

                             Hans Rommer
                             Tel: (+45) 4442 4765
                             hrmm@novonordisik.com



In North America:            In North America:

Lori Moore                   Christian Qvist Frandsen

Tel: (+1) 609 919 7991       Tel: (+1) 609 919 7937
lrmo@novonordisk.com         cqfr@novonordisk.com


Stock Exchange Announcement no 19/2007

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: July 03 2007                             NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer